JM

Johnson Matthey

[redacted]

SUPPL

06011551

March 3, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 2185

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**13 Feb 2006**
2.	**Notification of Transactions of Directors/Persons**	**16 Feb 2006**
3.	**Press Release**	**22 Feb 2006**
4.	**Notification of Share Purchase**	**28 Feb 2006**
5.	**Notification of Transactions of Directors/Persons**	**1 Mar 2006**
6.	**Notification of Share Purchase by Employee Trust**	**1 Mar 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Enclosures
cc: S. A. Farrant (w/o encl.)

dlw 3/10

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   N A P Carson (iii)
   P N Hawker (iii)
   I F Stephenson (i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Dividend reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   N A P Carson 11
   P N Hawker 11
   I F Stephenson 11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.69

14. Date and place of transaction:

3 February 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,865
P N Hawker	7,915

16. Date issuer informed of transaction:

13 February 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

13 February 2006

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	10:23 16-Feb-06
Number	5103Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	24
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.56

14. Date and place of transaction:

15 February 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,892
P N Hawker	7,942
D W Morgan	36,233
L C Pentz	11,347
J N Sheldrick	63,291

16. Date issuer informed of transaction:

16 February 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

16 February 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Russian Autocatalyst Facility
Released	10:47 22-Feb-06
Number	7647Y

JM Johnson Matthey

For immediate release Wednesday 22nd February 2006

Johnson Matthey to build Autocatalyst facility in Russia

Johnson Matthey has signed a Memorandum of Understanding (MOU) with the First Deputy Governor of Russia's Krasnoyarsk Region, and the General Director of the Krastsvetmet Metal Company to secure a brown field site as the first step in a multi-million pound investment to build an autocatalyst manufacturing plant in Russia. The site is located within the boundary of the Krastsvetmet's facility in Krasnoyarsk, Siberia.

Over the last five years Russia has emerged as a significant player in the global automotive industry, with many international original equipment manufacturers (OEMs) investing in local manufacturing facilities. Johnson Matthey plans to build a plant to manufacture emission control catalysts for a wide range of both diesel and petrol powered vehicles for the local Russian market, which will see emissions legislation requiring the use of autocatalysts come into force this spring.

The chosen site is located within the secure perimeter of the Krastsvetmet site however the new factory will be wholly owned and operated by Johnson Matthey. Under the terms of the MOU, the new facility will purchase precious metal salts from Krastsvetmet for use in the manufacture of autocatalysts. The site has direct on-site access to the Trans Siberian Railway, which will provide daily logistical links to the rest of the Russian Federation. Johnson Matthey already has significant business links with Krastsvetmet and since 2002 has licensed them technologies for the production of precious metal gauzes for the chemical industry.

The MOU was signed by Lev Kuznetsov, the First Deputy Governor of the Krasnoyarsk Region, Paul Framp, Managing Director European Region, Johnson Matthey Environmental Catalysts and

Technologies, and Igor Tikhov, General Director of the Krastsvetmet Metal Company.

Commenting on Johnson Matthey's investment plans, Paul Framp said "We have been closely monitoring the progress of the auto industry in Russia for some time and we have well established sales to the indigenous car manufacturers. The last few years have seen significant growth in local vehicle demand and we now seeing major investments from established European, Asian and American OEMs. With recent developments in emission legislation in the Russian Federation, the stage is set for local expansion of autocatalyst manufacturing. We feel that this is the right time to secure our place in the market and we are very pleased to be able to strengthen our working relationship with Krastsvetmet and to utilise their great experience with precious metals".

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Notes for Editors:

About Johnson Matthey

Johnson Matthey is a speciality chemicals company focused on its core skills in catalysts, precious metals and fine chemicals.

The group's principal activities are the manufacture of autocatalysts and pollution control systems, catalysts and components for fuel cells, pharmaceutical compounds, process catalysts and fine chemicals; the refining, fabrication and marketing of precious metals; and the manufacture of colours and coatings for the glass and ceramics industries.

Johnson Matthey has continued to develop its technology for almost 200 years, demonstrating the company's ability to maintain world leadership by adapting constantly to rapidly changing customer needs. Rigorous in its own environmental policies, many of Johnson Matthey's products have a major beneficial impact on the environment and enhance the quality of life for millions around the world.

Johnson Matthey has operations in 34 countries and employs around 7,400 people. Its products are sold across the world to a wide range of advanced technology industries.

The company's Catalysts Division operates globally under the market identity of Johnson Matthey Catalysts and consists of 3 separate business units. Environmental Catalysts and Technologies (ECT), which manufactures catalysts for automobile emission control and the reduction of emissions from industrial processes, the Fuel Cells business which manufactures fuel cell catalysts and catalysed components and the Process Catalysts and Technologies (PCT) business comprising pgm refining,

process catalysts and fine and research chemicals.

ECT comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emissions control businesses. The company is a world leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing facilities are located in the USA, UK, Belgium, Mexico, Argentina, South Africa, Japan, Malaysia, India and China. R&D facilities are in the USA, UK, Sweden, Japan and Brazil.

About the Russian Motor Industry

Russia's auto industry is around 100 years old, and has produced such classics as the Zil, Moskvich and Gaz Volga. More recently, there has been mass production of the best known of all Russian cars, the LADA. The industry is modernizing rapidly, and the last five years have seen rapid growth, with significant investments in assembly plants from many international OEMs, including Ford, GM, Hyundai, Renault, Toyota and VW.

This decade has seen a boom in overall car sales with the bulk of the growth coming from the new implanted OEMs. This year will see over 1.4 millions cars manufactured in Russia and this is expected to be close to 2.0 million by the end of the decade.

The auto industry growth trends are expected to continue with an ever increasing demand for international products fueled by the buoyant Russian economy.

END

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	17:23 28-Feb-06
Number	0894Z

JM Johnson Matthey

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Computershare Trustees (CI) Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
28 February 2006	350,000	1436.73 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
28 February 2006

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	15:04 01-Mar-06
Number	1408Z

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   (i) Sale of shares from the Johnson Matthey Salaried Employees Savings Investment Plan

(ii) Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

(i) 1,098
(ii) 18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

(i) £13.82
(ii) £14.40

14. Date and place of transaction:

(i) 10 January 2006, London
(ii) 24 February 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

1 March 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 March 2006

END

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:51 01-Mar-06
Number	1549Z

JM Johnson Matthey

NOTIFICATION OF SHARE PURCHASE BY EMPLOYEE TRUST

Johnson Matthey PLC advises that Computershare Trustees (CI) Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
1 March 2006	450,000	1435.57 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
1 March 2006

END

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